Filed by 3D Systems Corporation

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Stratasys Ltd.

Commission File No.: 001-35751

3D Systems Affirms Commitment to Pursuing Combination with Stratasys

Confirming multi-year prior engagement and several proposals sent since January 2021

Proposed combination positioned to deliver at least $100M of cost synergies, previously identified by members of both companies’ management teams

ROCK HILL, South Carolina, June 20, 2023 – Today, 3D Systems (NYSE: DDD) (“3D Systems,” the “Company”) issued its response to Stratasys Ltd.’s (NASDAQ: SSYS) (“Stratasys”) determination that 3D Systems’ May 30, 2023 business combination proposal does not constitute a “Superior Proposal” pursuant to the terms of its existing merger agreement with Desktop Metal, Inc. (“Desktop Metal”). The Company is commenting now in order to update its shareholders and correct the record on certain assertations made by Stratasys this morning.

President and CEO Dr. Jeffrey Graves stated, “We are disappointed that the Stratasys Board has taken this step, particularly in light of the tremendous value of our proposed transaction, the broader skepticism of the merits of a Stratasys and Desktop Metal combination expressed by the market, and the overwhelmingly positive reaction to our proposal. We remain undeterred in our belief that a transaction between 3D Systems and Stratasys on the terms proposed constitutes a ‘Superior Proposal.’”

“We continue to believe that a combination between 3D Systems and Stratasys offers shareholders the best blend of immediate value, potential for long-term growth, and certainty to close. We believe the overlap between 3D Systems’ and Stratasys’ technologies has been mischaracterized by Stratasys, as well as the potential from the highly experimental Metal Binder Jet technology. It is our view that shareholders want actionable, believable value creation plans and are already skeptical of the wildly optimistic management projections underpinning Stratasys’ presentation to investors today. Our combination is founded on straightforward benefits of scale with clear cost synergy estimates that have been jointly reviewed, quickly actionable, and plainly more valuable to shareholders,” continued Dr. Graves.

Dr. Graves concluded, “In our view, it is highly relevant for our investors to understand that the confidence behind our proposal comes from in-depth, prior engagement with Stratasys’ management team. As disclosed today by Stratasys, we have been exploring this combination for the past two years and have tried multiple times, unsuccessfully, to engage constructively with Stratasys’ Board and Management to deliver to both sets of shareholders the benefit of this combination. We, together with Stratasys, evaluated at length the foundational strategic rationale for this combination, including estimated cost synergies of at least $100M, which were previously identified by members of management of both companies during meetings in September 2022. We feel the overwhelming merits of our proposed combination were mischaracterized by Stratasys in its rejection of our proposal and we believe the Stratasys Board should have concluded that our bid was a ‘Superior Proposal’ or at the very least concluded that our bid would reasonably be expected to result in a ‘Superior Proposal,’ under the terms of the Desktop Metal merger agreement. That said, we remain flexible and are open to engaging in productive discourse with the Stratasys Board in pursuit of a friendly, negotiated transaction. We continue to consider all of our options to make this combination a reality.”

In light of the mischaracterizations made by Stratasys in its rejection of 3D Systems’ proposal, 3D Systems has determined it is necessary to make the full text of its proposal delivered to Stratasys’ Board on May 30, 2023 available to 3D Systems' shareholders so they can evaluate the proposed combination with complete information and understand the history of engagement between 3D Systems and Stratasys.

The full text of 3D Systems’ letter to the Stratasys Board is included below:

May 30, 2023

Dov Ofer

Chairman of the Board of Directors

Stratasys, Ltd.
1 Holtzman St. Science Park,
P.O. Box 2496
Rehovot 7612401

Dear Dov,

I write, with the full support of our Board of Directors, to formally propose to your Board of Directors a combination of Stratasys, Ltd. and 3D Systems Corporation.

This proposal provides for the combination of our two companies through the conversion of each ordinary share of Stratasys into $7.50 in cash and 1.2507 newly issued shares of common stock of 3D Systems.1

This proposal delivers value to your shareholders that is significantly in excess of any potential value for your shareholders arising from the poorly received proposed all-stock merger with Desktop Metal, Inc. and the cash offer price specified in Nano Dimension Ltd’s pending tender offer.

Based on a set of illustrative assumptions and assuming the approximately $100 million in run rate cost synergies that the respective teams from Stratasys and 3D Systems have already jointly confirmed, we believe, as outlined in the enclosed slides, that the combination on these proposed terms will deliver at least a total value in excess of approximately $1,840 million to Stratasys shareholders, approximately $740 million in excess of Stratasys’ fully diluted market capitalization using a 60-Day VWAP as of May 24, 2023 (corresponding to approximately $25 per Stratasys share or an approximately 70% value uplift).2

In addition, these terms imply a nominal value per Stratasys share of approximately $19 based on 3D Systems’ 60-Day Volume-Weighted Average Price (VWAP) as of May 24, 2023 and would result in the shareholders of Stratasys holding approximately 40% of the common stock of the combined company and receiving approximately $540 million in cash at the time of the consummation of the transaction. This implied nominal value represents a premium of 34% to the Stratasys closing trading price on May 26, 2023, and a premium of approximately 43% to the Stratasys undisturbed stock price as of the close of trading on March 1, 2023, the last trading day prior to Nano Dimension’s announcement of its proposal to acquire the company.

In sum, Stratasys shareholders will benefit from not only this immediate and certain nominal value significantly in excess of the trading price of Stratasys ordinary shares through the receipt of cash and liquid stock consideration, but also the near-term upside and the long-term value creation resulting from a Stratasys-3D Systems combination through their receipt of stock consideration representing approximately 40% of the combined company.

___________________________________

1 This proposal assumes 135.3m and 72.1m fully diluted shares outstanding for 3D Systems and Stratasys, respectively. For 3D Systems, this proposal assumes basic shares outstanding of 131.2m, stock options of 0.4m at a weighted average exercise price of $13.26, and restricted stock units of 4.2m. For Stratasys, this proposal assumes basic shares outstanding of 68.1m, stock options of 1.6m at a weighted average exercise price of $27.62, and restricted stock units of 4.0m. This proposal assumes $288m of cash and cash equivalents and no debt on Stratasys’ balance sheet and $540mm of cash and cash equivalents and $464mm of debt on 3D Systems’ balance sheet.

2 Assumes $1,500mm in incremental equity value from $100mm of cost synergies capitalized at an illustrative 15x multiple, approximately 40% combined company ownership to Stratasys shareholders and total cash payment by 3D Systems to Stratasys shareholders of approximately $540mm.

In addition, we appreciate that deal certainty will be important for you. The cash consideration will be financed entirely by cash already available on the pro forma balance sheet. Accordingly, the entrance into and consummation of the transaction will not be subject to any financing condition.

Furthermore, we reconfirm that we have completed an initial review of the required regulatory clearances and do not anticipate any issues that would impede completion of the transaction. Our outside counsel, Freshfields, remains available to meet with your advisor on regulatory matters to discuss this conclusion at your earliest convenience.

We are in a position, and have the support of our Board of Directors, to move forward expeditiously, in parallel with the completion of reciprocal confirmatory due diligence and the negotiation of a definitive merger agreement that reflects at least as much deal certainty for your shareholders as your merger agreement with Desktop Metal.

To state it very clearly, the combination of 3D Systems and Stratasys has unique potential for shareholder value creation, yielding unparalleled scale with highly complementary technology offerings to better serve our global customers, along with outstanding cost synergies that would support a sustainable, growing enterprise for years to come.

To be candid, we were surprised to learn from your public announcement that you had proceeded down a path to sign up an agreement to merge with Desktop Metal without, in parallel, dedicating effort to explore the opportunity to form a combined company with us. We noted your comments on the investor call announcing your merger with Desktop Metal on May 25, 2023 where you said that scale was essential to your Company’s long-term success to achieve profitability. We agree and are confident that the scale and shareholder value to be achieved through a Stratasys-3D Systems combination are far superior to the scale and value that may be achievable through your all-stock merger with Desktop Metal.

As you know, our two companies have been considering a combination for some time now and we’ve made substantial progress in prior discussions on identifying real, actionable synergies that would benefit our respective shareholders, employee and customers. We have the highest regard for the management and talent at all levels of Stratasys and believe that there are extraordinary advances that our respective companies and teams will make for the benefit of all constituencies by combining our two companies, as we have emphasized to you previously in our proposals dated January 17, 2021, March 9, 2021, November 24, 2021 and March 22, 2023.

Indeed, as our respective teams confirmed after engaging in reciprocal diligence exercises in New York this past fall, the cost synergies arising from a combination of our two companies will reach approximately $100 million – a synergy figure that is double the cost synergies that Stratasys is estimating may arise from the proposed all-stock merger with Desktop Metal. The market appears to have serious questions about the idea of an all-stock merger with Desktop Metal as evidenced by the decrease in the trading price of Stratasys stock and skeptical analyst comments in response to the announcement of the proposed merger with Desktop Metal. Fortunately, the opportunity to negotiate a superior combination with 3D Systems, with greater synergies and future prospects, remains available and we would welcome the engagement.

More broadly, a 3D Systems – Stratasys combination would provide our respective customers, employees and shareholders with:

•	Unmatched global scale: Support for customers from initial adoption through servicing of their installed systems as they integrate and expand additive manufacturing in factory production environments around the world.

•	A comprehensive joint portfolio of product offerings: The greater range of additive technologies will help drive customer adoption of additive manufacturing by building a one-stop shop for their factory production needs.

•	Industry leading application support and innovation capabilities: The more robust set of solution options will help meet customer application needs, driven by the best of breed technologies and deploying them to the applicable market segments under the guidance of highly experienced application engineers from both companies.

•	An increased ability to invest in emerging technologies: The additive manufacturing industry is rapidly evolving with emerging players developing novel technology and approaches. Integrated R&D teams would enable increased investment in new materials, software, hardware, and processes to meet current and future customer application challenges.

•	Enhanced go-to-market solutions: The strong reseller network and joint sales organization that leverage the combined portfolio and our collective capabilities in application innovation and solution development will improve market coverage and access to customers looking for additive manufacturing solutions.

•	Greater opportunities for cost efficiencies: Our respective teams have agreed that significant synergies will result from a 3D Systems–Stratasys combination, thereby achieving meaningful value creation for our respective shareholders. The scale of the combined entity will bring with it an opportunity for significant cost reductions of approximately $100 million through supply chain efficiencies, design-for-cost initiatives, and synergistic product development, sales, and administrative functions, while enabling effective global services support for enhanced customer care. These cost reductions may then be reinvested in growth opportunities and improve the profitability of the combined businesses.

•	Customer value proposition: The combined company with a complementary product portfolio, industry leading R&D investments, a consultative solutions-oriented approach, and a strong financial profile will be a compelling partner to regional, national and multinational organizations considering significant investments in additive manufacturing.

We are prepared to take all necessary steps to realize this proposed combination. In addition, we understand that your board will have heightened duties of candor and disclosure to your shareholders under federal securities laws and applicable corporate law in connection with the proposed all-stock merger with Desktop Metal and the pending all-cash tender offer by Nano Dimension and the recommendations, solicitations and statements that you are making to investors and other market participants about these proposed transactions and the alternatives available to Stratasys. As a result, we consent to your disclosure of both this letter and the enclosed slides, in their entirety, to your shareholders as part of your fulfilment of your obligations to update and remedy what are now material omissions from your Solicitation/Recommendation Statement on Schedule 14D-9 and to avoid any material omissions from your ongoing recommendations, solicitations and other statements in connection with your proposed all-stock merger with Desktop Metal or your anticipated registration statement on Form F-4, as well as any other public filing or disclosure that you may elect to make to ensure that your shareholders are fully informed about this material alternative.

This proposal is subject to the satisfactory completion of reciprocal confirmatory due diligence and the negotiation, internal approval and execution of definitive documentation. We confirm that we are prepared to undertake and believe we can complete, with your cooperation, this confirmatory diligence and definitive documentation exercise without delay.

Thank you, Dov, for you and your Board of Directors considering this important transaction for our collective stakeholders. We want to stress that we are proposing and intend to be exclusively pursuing a friendly, non-hostile, negotiated and mutually acceptable transaction in the same spirit as our discussions to date. You will note that I have directed this letter to you alone, as Chairman of the Board for Stratasys, as I do not want to put Yoav Zeif in a position of perceived conflict of interest, given his expanded role in the announced Desktop Metal merger. I will add, on a personal note, that I have the utmost respect for Yoav and the progress Stratasys has made under his leadership. I would welcome his input and ideas in making this combination successful.

We have an unparalleled opportunity to transform this industry in the near-term for the benefit of our respective customers, employees and shareholders. Our team, including the 3D Systems’ executive team, our financial advisors at Goldman Sachs, and our legal advisors at Freshfields, stand ready to engage. I look forward to hearing from you.

Respectfully,

Jeffrey A Graves
Chief Executive Officer, 3D Systems Corporation

Goldman Sachs & Co. LLC is acting as exclusive financial advisor and Freshfields Bruckhaus Deringer (US) LLP, together with Herzog, Fox & Neeman in Israel, is acting as legal counsel to 3D Systems.

Additional materials related to the proposal can be found on the 3D Systems investor relations website at investor.3dsystems.com.

About 3D Systems

More than 35 years ago, 3D Systems brought the innovation of 3D printing to the manufacturing industry. Today, as the leading additive manufacturing solutions partner, we bring innovation, performance, and reliability to every interaction – empowering our customers to create products and business models never before possible. Thanks to our unique offering of hardware, software, materials, and services, each application-specific solution is powered by the expertise of our application engineers who collaborate with customers to transform how they deliver their products and services. 3D Systems’ solutions address a variety of advanced applications in healthcare and industrial markets such as medical and dental, aerospace & defense, automotive, and durable goods. More information on the company is available at www.3DSystems.com.

Forward-Looking Statements

Certain statements made in this document that are not statements of historical or current facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company to be materially different from historical results or from any future results or projections expressed or implied by such forward-looking statements. In many cases, forward-looking statements can be identified by terms such as “believes,” “belief,” “expects,” “may,” “will,” “estimates,” “intends,” “anticipates” or “plans” or the negative of these terms or other comparable terminology. Forward-looking statements are based upon management’s beliefs, assumptions and current expectations and may include comments as to the company’s beliefs and expectations as to future events and trends affecting its business and are necessarily subject to uncertainties, many of which are outside the control of the company. The factors described under the headings “Forward-Looking Statements” and “Risk Factors” in the company’s periodic filings with the Securities and Exchange Commission, as well as other factors, could cause actual results to differ materially from those reflected or predicted in forward-looking statements. In particular, we note that there is no assurance that a definitive agreement for the transaction referenced in this document will be entered into or consummated or that integration will be successful or synergies will be realized if such transaction were to be consummated. Business combination proposals, transactions and integrations are subject to numerous risks and uncertainties. Although management believes that the expectations reflected in the forward-looking statements are reasonable, forward-looking statements are not, and should not be relied upon as a guarantee of future performance or results, nor will they necessarily prove to be accurate indications of the times at which such performance or results will be achieved. The forward-looking statements included are made only as of the date of the statement. 3D Systems undertakes no obligation to update or revise any forward-looking statements made by management or on its behalf, whether as a result of future developments, subsequent events or circumstances, or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. This communication relates to a proposal which 3D Systems has made for a business combination with Stratasys. In furtherance of this proposal and subject to future developments, 3D Systems (and, if a negotiated transaction is agreed, Stratasys) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document that 3D Systems and/or Stratasys may file with the SEC in connection with the proposed transaction.

Investors and security holders of 3D Systems and Stratasys are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of 3D Systems and/or Stratasys, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by 3D Systems through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, 3D Systems and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about 3D Systems’ executive officers and directors in 3D Systems’ definitive proxy statement filed with the SEC on April 5, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.

Contacts

Investors:

investor.relations@3dsystems.com

U.S. Media:

FTI Consulting

Pat Tucker / Rachel Chesley / Kyla MacLennan

3DSystems@fticonsulting.com

Israel Media:

Gelbart-Kahana Investor Relations

Aviram Uzi

aviram@gk-biz.com

+972-525329103